CONVERTIBLE CROWD NOTE PURCHASE AGREEMENT

Unless converted as set forth in Section 4, Social Chains, Inc., (the "**Company**"), for value received, and intending to be legally bound, promises to pay to the investor (the "**Investor**") the original price paid for this Crowd Note (the "**Purchase Price**") on the Maturity Date, with interest at an annual rate equal to the Interest Rate.

This note is one of a series of similar promissory notes (each a "**Crowd Note**", and collectively "**Crowd Notes**") issued by the Company through the Offering End Date.

"**Maturity Date**" is 30th June 2022.

"**Valuation Cap**" is USD$15,000,000.

"**Discount**" is 15%.

"**Interest Rate**" is 6%

"**Offering End Date**" is 1st November 2019.

1.   **Definitions.**

a.   "*Conversion Shares*" shall mean:

i.   with respect to a conversion pursuant to Section 4(a), shares of the Company's Qualified Equity Financing Conversion Stock.

ii.   with respect to a conversion pursuant to Section 4(b) and (c), shares of the Company's Non-Voting Common Stock.

b.   "*Conversion Price*" shall equal:

i.   with respect to a conversion pursuant to Section 4(a), the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

ii.   with respect to a conversion pursuant to Section 4(b), the quotient resulting from dividing

(A) the Valuation Cap by (B) the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction.

iii.   with respect to a conversion pursuant to Section 4(c), the quotient resulting from dividing (A) the applicable Valuation Cap by (B) the Fully-Diluted Capitalization immediately prior to the closing of the conversion.

c.   "*Corporate Transaction*" shall mean:

i.   the closing of the sale, transfer or other disposition of all or substantially all the Company's assets,

ii.   the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

iii.   the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv.   the liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if: (i) its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction; or (ii) it is a bona fide equity financing for capital raising purposes.

d.   "*Corporate Transaction Payment*" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e.   "*Date of Issuance*" shall mean the date upon which Company agrees and accepts to the issuance of the Crowd Note as recorded on the counterpart signature page attached hereto, or electronically through electronic signature as recorded via the LetsLaunch Platform (the "**Platform**"). The Date of Issuance must take place no later than the 180th day after the Offering End Date ("**Issuance Deadline**").

f.   "*Equity Securities*" shall mean the Company's Common Stock or Preferred Stock or any securities conferring the right to purchase the Company's Common Stock or Preferred Stock or securities convertible into, or exchangeable for (with or without additional consideration), the Company's Common Stock or Preferred Stock, except any security granted, issued and/or sold by the Company to any director, officer, employee or consultant of the Company in such capacity for the primary purpose of soliciting or retaining their services.

g.   "*Financial Statements*" shall mean an income statement, balance sheet, statement of stockholders' equity, and/or a statement of cash flows, in each case as of the end of (i) each of the first three (3) fiscal quarters and (ii) each fiscal year of the Company.

h.   "*Fully-Diluted Capitalization*" shall mean the number of shares of outstanding Common Stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Common Stock, (ii) exercise of all outstanding options and warrants to purchase Common Stock and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 4.

i.   **"*Major Investor*"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

j.   **"*Maximum Raise Amount*"** shall mean $200,000 for this offering and up to $1,070,000 under Regulation CF.

k.   **"*Outstanding Loan Balance*"** shall mean the total of the Purchase Price plus outstanding accrued interest at any given time. Interest shall accrue on the Purchase Price at the Interest Rate, compounding on the last day of each calendar quarter, until the Qualified Equity Financing or Corporate Transaction, whichever is sooner.

l.   "*Qualified Equity Financing*" shall mean the first sale (or series of related sales) by the Company of its Common or Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into stock in connection with such sale (or series of related sales)), or the first sale by the Company of Common Stock in an initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, whichever is sooner.

m.   "*Qualified Equity Financing Conversion Stock*" shall mean capital stock with identical rights, privileges, preferences and restrictions as the Qualified Equity Financing Stock, except that the liquidation preference per share of the Qualified Equity Financing Conversion Stock shall equal the Conversion Price (as determined pursuant to Section 1(c)(i)), with corresponding adjustments to any price-based antidilution and dividend rights provisions.

n.   "*Qualified Equity Financing Stock*" shall mean the stock issued in the Qualified Equity Financing.

o.   "*Participation Amount*" shall mean an amount in US dollars equal to one times (1X) the Purchase Price.

p.   "*Target CF Minimum*" shall mean $100,000 raised via Regulation CF.

2.   **Principal**. Unless this Crowd Note is converted under Section 4, the principal balance of this Crowd Note is due on the Maturity Date.

3.   **Interest**. The unpaid principal balance of this Crowd Note carries interest, compounding on the last day of each calendar quarter, from the date of issue at an annual rate equal to the Interest Rate, computed on the basis of a 360-day year for the actual number of days elapsed. Unless this Note is converted under Section 4, interest is due on the Maturity Date.

4.   **Conversion of the Crowd Note**.

a.   Qualified Equity Financing. Upon the occurrence of a Qualified Equity Financing, the Crowd Note shall convert automatically, without any further action on the part of either the Company or the Investor, whereupon the Crowd Note shall be deemed canceled, into the number of Conversion Shares equal to the quotient obtained by dividing the Outstanding Loan Balance by the Conversion Price prior to the closing of the Qualified Equity Financing.

b.   Corporate Transaction. In the event of a Corporate Transaction prior to a Qualified Equity Financing, the Company shall notify the Investor in writing of the terms of the Corporate Transaction and the Investor shall receive the higher value received by either: (i) obtaining that number of Conversion Shares equal to the quotient obtained by dividing the Outstanding Loan Balance by the Conversion Price; or (ii) obtaining the Corporate Transaction Payment.

c.   At or After Maturity. Commencing on the Maturity Date, the Crowd Note holders (by a decision of those Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) have the option to: (i) require the Company to pay the Outstanding Loan Balances, or (ii) convert the Crowd Notes into a number of Conversion Shares equal to the quotient obtained by dividing the Outstanding Loan Balance by the Conversion Price. Upon the conversion of this Note into Conversion Shares, in lieu of any fractional shares to which the Holder would otherwise be entitled, the Company must pay the Holder cash equal to such fraction multiplied by such price per share.

        d.   <u>Mechanics of Conversion</u>. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

        e.   <u>Note Completion</u>. This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (ii) the payment of amounts due to the Investor pursuant to Section 4(b)(ii).

5.   **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

        a.   <u>Organization, Good Standing and Qualification</u>. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

        b.   <u>Authorization</u>. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

        c.   <u>Offering</u>. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

        d.   <u>Compliance with Other Instruments</u>. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation, bylaws, or Operating Agreement, as appropriate, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

        e.   <u>Valid Issuance of Stock</u>. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

        f.   <u>Intellectual Property</u>. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

g.   Litigation. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

6.   **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

a.   Authorization. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by: (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights; and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

b.   Purchase Entirely for Own Account. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

c.   Required Information. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

d.   Reliance on Advice. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or Pitch Venture Group LLC or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

e.   Federal or State Agencies. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

f.   Voting and Inspection Rights. The Investor acknowledges that if they are not a Major Investor they shall have limited information and inspection rights. Further, Investor acknowledges that they have no voting rights in the Company.

g.   No Public Market. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

7.   **Investor Rights**. Company shall provide Investors the following rights:

a.   Information Rights. To the extent that the Company prepares Financial Statements, the Company shall deliver to the Major Investor such Financial Statements upon request, as soon as practicable, but in any event within thirty (30) days after the end of each of the first three (3) quarters of each fiscal year of the Company and within ninety (90) days after the end of each fiscal year of the Company. Such Financial Statements shall be in reasonable detail and prepared on a consistent basis. Additionally, regardless of whether the Company prepares Financial Statements, the Company shall deliver to the Major Investor such information relating to the financial condition, business or corporate affairs of the Company as such Major Investor may from time to time reasonably request. Notwithstanding anything to the contrary in this Section, the Company shall not be obligated under this Section 7(a) to provide information that: (i) it deems in good faith to be a trade secret or highly confidential information; or (ii) the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel. The Investor agrees to maintain the confidentiality of all of the information provided to the Investor under this Section 7(a) and agrees not to use such information other than for a purpose reasonably related to the Investor's investment in the Company.

b.   <u>Participation Rights</u>. Each time the Company proposes to offer any Equity Securities at any time through and including the closing of the Qualified Equity Financing, the Company shall provide Investors with at least ten (10) business days prior written notice of such offering, including the price and terms thereof. Investors shall have a right of first offer to participate in such offering(s), on the same terms and for the same price as all other investors in such offering(s), by purchasing an aggregate number of Equity Securities (whether in one offering or across multiple offerings) valued at up to the Participation Amount. Each Investor's right of first offer set forth in this Section 7(b) shall be subject to Investor's eligibility to purchase such Equity Securities under applicable securities laws.

c.   <u>"Major Investor" Rights</u>. The Company shall ensure that the Major Investor shall be deemed to be a "Major Investor" (or such similar term) for all purposes, including, without limitation, rights of first offer and information rights, in relevant financing documents related to all subsequent sales of Equity Securities, to the extent such concept exists.

8.   **Security**. This Crowd Note is a general unsecured obligation of the Company.

9.   **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

10.   **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Texas as applied to other instruments made by Texas residents to be performed entirely within the Texas, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

11.   **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

12.   **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co-sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the securities sold in the Qualified Equity Financing.

13.   **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

14.   **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

15.   **Escrow Procedures**. No investor funds shall be released from escrow until either the Target CF Minimum is met for Regulation CF. The Target CF Minimum must be met on or before the Offering End Date for funds to be released from escrow.

16.   **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales. Nonetheless, any term of the Crowd Note may be amended and the observance of any term of the Crowd Note may be waived (either generally, and in a particular instance, either retroactively or prospectively), with the written consent of the Company and Investors holding a majority in interest of the aggregate Purchase Price of all Crowd Notes; provided, however, that Sections 1(i) and 5(a), if and only if Investor is a Major Investor, may not be amended or waived without the written consent of the Investor. Any waiver or amendment effected in accordance with this Section shall be binding upon the Company and each current and future Investor.

17.   **Intercreditor Repayment Obligations.** Notwithstanding that the Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales, each Investor agrees that payment to Investors of all amounts due under the Crowd Notes shall be made pro rata among all Investors (based on the Purchase Price of each Investor's Crowd Note) until all such amounts are paid or retired in full. If any Investor shall at any time receive, whether or not an event of default has occurred, any payment of principal, interest or other charge arising under a Crowd Note, or upon any other obligation of the Company or any sums by virtue of counterclaim, offset, or other lien that may be exercised, or from any security, other than payments made on the same date in such pro rata amounts to all Investors, each Investor shall share such payment or payments on a pro rata basis with the other Investors.

18.   **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

19.   **Subscription Procedure**. Each Investor, by providing his or her name and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first agreed and accepted by the Company as written below.

AGREED AND ACCEPTED:

INVESTOR:

Sign: _____

Name: _____

Email: _____

Address: _____

Purchase Price: _____

Date: _____

COMPANY:

Name: Srini Katta

By: _____

Title: Founder &CEO

Date: 06/24/19